Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twenty-fourth Meeting of the Fifth Session of the

Board of Directors of China Life Insurance Company Limited

The twenty-fourth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on June 5, 2018 at the conference room located at A18 of China Life Plaza. The directors were notified of the Meeting by way of a written notice dated May 23, 2018. Out of the Company’s eleven directors, eight directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company, Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company, Liu Huimin, non-executive director of the Company, and Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company. Yuan Changqing and Yin Zhaojun, non-executive directors of the Company, and Chang Tso Tung, Stephen, independent non-executive director of the Company, were on leave for other business and authorized in writing, respectively, Robinson Drake Pike, Liu Huimin and Tang Xin, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal on the Adjustment and Establishment of the Strategy and Asset Liability Management Committee of the Board

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal on Debt Financing for Raising Capital for the Company

The Board reviewed and passed the proposal on the debt financing for raising capital for the Company. The proposal mainly provides that the Company intends to implement a debt financing plan within the next three years, and subject to the Company’s solvency ratio and market conditions, to issue debt instruments both in home country and abroad with the total number of multiple issuances not exceeding RMB80 billion or equivalent foreign currency. The funds raised through these domestic and overseas issuance of debt instruments, after deducting any issuance fees, will be used to supplement the Company’s capital to increase the Company’s solvency ratio.

Commission File Number 001-31914

The Board agreed to submit the proposal to the Shareholders’ Meeting of the Company for approval, and request the Shareholders’ Meeting to grant the Board the authority, pursuant to which the Board delegates the authority to the management, upon the approval of the regulatory authority, to carry out and decide on matters regarding the issuance of debt instruments domestically or abroad under the plan based on market conditions. The authorization will be valid for 36 months from the date of approval of the Shareholders’ Meeting.

Voting result: 11 for, 0 against, with no abstention

3.	The Proposal on Nominating Mr. Xu Chongmiao as the Person in Charge of the Compliance Matters of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Mr. Xu Chongmiao as the Person in Charge of the Compliance Matters of the Company is subject to the approval of the China Banking and Insurance Regulatory Commission. Please refer to the annex of this announcement for a biography of Mr. Xu Chongmiao.

Voting result: 11 for, 0 against, with no abstention

For details on the proposals that the Board agreed to submit to the Shareholders’ Meeting for review, please refer to a separate announcement of circular and meeting materials of the Shareholders’ Meeting to be issued by the Company.

Board of Directors of China Life Insurance Company Limited

June 5, 2018

Annex

Biography of Mr. Xu Chongmiao

Xu Chongmiao, born in October 1969, has been the General Manager of the Legal and Compliance Department and the Legal Responsible Person of the Company since September 2014. From 2006 to 2014, he served as the Deputy General Manager of the Legal Department, the Deputy General Manager of the Legal and Compliance Department and the Legal Responsible Person (general manager level) of the Company. From 2000 to 2006, he served as the Vice Director of the Regulation Office of the Development Research Department and the Senior Regulation Researcher of the Legal Department of the Company. Mr. Xu Chongmiao graduated from Fudan University majoring in economic law with an LLB degree in August 1991, graduated from Renmin University of China majoring in economic law with a master degree in July 1996, and graduated from Renmin University of China majoring in economic law with a doctor’s degree in July 2005.